

May 11, 2021

John Hilburn Davis
President and Chief Executive Officer
Digital Brands Group, Inc.
4700 South Boyle Avenue
Vernon, California 90058

> **Re: Digital Brands Group, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 11, 2021**
> **File No. 333-255193**

Dear Mr. Davis:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 10, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-1

Description of Capital Stock
Anti-Takeover Provisions and Choice of Forum, page 106

1. Disclose the super-majority vote required to amend your Bylaws.

Choice of Forum, page 107

2. We note the exclusive forum provision in your second amended and restated certificate of incorporation provides that the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, yet your disclosure in this section states that the exclusive forum provision does not apply to the Securities Act. Please revise for consistency with

your charter. In addition, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, please also revise your risk factor on page 36 to affirmatively state that there is uncertainty as to whether a court would enforce such provision.

Digital Brands Group, Inc. Consolidated Financial Statements, page F-1

3.   We note per the summary on page 6 that immediately prior to the effective date of this offering, all shares of outstanding preferred stock will be converted into shares of common stock on a one-for-one basis, and then split in a 1-for-15.625 reverse stock split. Please revise your financial statements to give retroactive effect to the change in capital structure pursuant to SAB Topic 4:C. Please also ensure that the disclosures throughout the filing are consistently presented to give retroactive effect to these changes.

Report of Independent Registered Public Accounting Firm, page F-2

4.   Please ensure that your auditors revise their report to reference the above changes in capital and to dual-date their opinion in accordance with paragraph .05 of PCAOB Auditing Standard 3110.

Note 7: Liabilities and Debt, page F-22

5.   We note per your revised disclosure in Footnote 7 that the facility due date was extended to December 31, 2022 "with certain payments due prior to such date upon the occurrence of contingent events defined by the amended agreement." Please expand your disclosure to explain in detail "certain payments" and "the occurrence of contingent events." Your revised disclosure should be consistent with the information provided in the Liquidity and Capital Resources discussion on page 73.

     You may contact Robert Shapiro at 202-551-3273 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Thomas Poletti, Esq.